Exhibit 99.1

BANK OF MONTREAL

Corporate Secretary’s Department

21st Floor, 100 King Street West

First Canadian Place

Toronto, Ontario M5X 1A1

Telephone:    (416) 867-6786
Fax:               (416) 867-6793
E-mail:           karen.eastburn@bmo.com

Date : December 23, 2013

To: All Canadian Securities Regulatory Authorities

Subject: Bank of Montreal

Dear Sirs/Madams:

As required under National Instrument 54-101 (NI 54-101), Communication with Beneficial Owners of Securities of a Reporting Issuer, we advise the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting

Record Date for Notice of Meeting :	January 31, 2014

Record Date for Voting (if applicable) :	January 31, 2014

Beneficial Ownership Determination Date :	January 31, 2014

Meeting Date :	April 1, 2014

Meeting Location (if available) :	Toronto, Ontario

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

Common Shares	063671-101	CA0636711016

Sincerely,

/s/ Karen Eastburn

Karen Eastburn

Assistant Corporate Secretary